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Exhibit 23.2

Independent Auditors' Consent

The Board of Directors and Stockholders
B&G Foods Holdings Corp.:

We consent to the use of our report included herein, dated October 10, 2003, except as to the second paragraph of note 2, which is as of November 7, 2003, with respect to the Statement of Net Assets Sold as of December 31, 2002, and the related Statement of Direct Revenue and Direct Expenses for the year ended December 31, 2002 of the Ortega Brand of Business ("Ortega"), and to the reference to our firm under the heading "Experts" in the prospectus covering the 20,776,985 Enhanced Income Securities and the $19.0 million Senior Subordinated Notes due 2016 and in the prospectus covering the $200,000,000 Senior Notes due 2011.

Our report refers to the restatement of the Ortega Statement of Net Assets Sold as of December 31, 2002.

/s/ KPMG LLP
New York, New York
September 15, 2004

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Independent Auditors' Consent